UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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 FORM SD
Specialized Disclosure Report
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TURTLE BEACH CORPORATION
__________________________________________________________________________
(Exact name of registrant as specified in its charter)

Nevada	001-35465	27-2767540
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Summit Lake Drive, Suite 100 Valhalla, New York		10595
(Address of principal executive offices)		(Zip Code)

Megan Wynne
Vice President, Legal & Licensing
(914) 345-2255
________________________________________________________
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

This Specialized Disclosure Report on Form SD (this “Form SD”) of Turtle Beach Corporation (herein referred to as the “Company,” “we,” “us,” or “our”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Securities and Exchange Commission (“SEC”) adopted the Rule pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to address conflict minerals. The Rule requires companies whose manufactured products contain minerals originating in the Democratic Republic of the Congo and the adjoining countries (collectively the “Covered Countries”) to publicly disclose information related to such use. The minerals currently subject to SEC’s disclosure requirements, referred to as “conflict minerals,” are columbite-tantalite (coltan), cassiterite, wolframite and gold, and their derivatives, including tin, tantalum and tungsten (“3TG”). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not the trading in those minerals benefits armed groups.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in a Covered Country, or if a registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the source and chain of custody of those conflict minerals. The registrant must annually submit a Specialized Disclosure Report and Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Company Overview

On January 15, 2014, VTB Holdings, Inc., a Delaware corporation ("VTBH"), which operated the Turtle Beach business, and Parametric Sound Corporation (“Parametric”), which operated the HyperSound business, completed the merger (the “Merger”) of Paris Acquisition Corporation, a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Parametric, with and into VTBH in accordance with the terms and conditions of the merger agreement. As a result of the Merger, VTBH, the accounting acquirer, and the surviving entity in the Merger, became a wholly-owned subsidiary of Parametric. On May 20, 2014, Parametric Sound Corporation filed a Certificate of Amendment to its Articles of Incorporation to change the Company’s corporate name from “Parametric Sound Corporation” to “Turtle Beach Corporation” effective May 28, 2014.

As the Merger was completed after December 31, 2013, in accordance with instruction 3 to Form SD, our evaluation in this Form SD and the accompanying Conflict Minerals Report pertains only to the pre-Merger business of Parametric for the year ended December 31, 2013.

Section 1 - Conflict Mineral Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conclusion of Reasonable Country of Origin Inquiry

Despite having conducted a reasonable, good faith country of origin inquiry with respect to our products, we have concluded that we cannot determine the origin of all of the 3TG used in our systems. Accordingly, we have filed as Conflict Minerals Report for the year ended December 31, 2013 as Exhibit 1.02 hereto.

Conflict Minerals Disclosure

This Form SD and the Conflict Minerals Report are publicly available on our website at www.hypersound.com/investors.php as well as the SEC’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2013 is filed as Exhibit 1.02 hereto and is incorporated herein by reference.

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.02                           Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TURTLE BEACH CORPORATION (Registrant)

By:	/s/ JUERGEN STARK
Juergen Stark Chief Executive Officer
Date: June 2, 2014